March 22, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Edgewise Therapeutics, Inc.
Registration Statement on Form S-1 (File No. 333-253923)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that as of the date hereof, approximately 966 copies of the Preliminary Prospectus dated March 22, 2021 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Thursday, March 25, 2021 or as soon thereafter as practicable.

[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC

Goldman Sachs & Co. LLC

SVB LEERINK LLC

As representatives of the Underwriters

J.P. Morgan Securities LLC

By:	/s/ Benjamin Burdett

Name: Benjamin Burdett

Title: Managing Director

Goldman Sachs & Co. LLC

By:	/s/ Elizabeth Wood

Name: Elizabeth Wood

Title: Managing Director

SVB LEERINK LLC

By:	/s/ Gabriel P. Cavazos

Name: Gabriel P. Cavazos

Title: Managing Director, Investment Banking

[Signature Page to Edgewise Therapeutics, Inc. Acceleration Request]